

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Geoff Green
Chief Executive Officer
Longeveron Inc.
1951 NW 7th Avenue, Suite 520
Miami, Florida 33136

> **Re: Longeveron Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2021**
> **File No. 333-261667**

Dear Mr. Green:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Minter